UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

TaskUs, Inc.

(Name of the Issuer)

TaskUs, Inc.

Breeze Merger Corporation

BCP FC Aggregator L.P.

The Maddock 2015 Irrevocable Trust

The Bryce Maddock Family Trust

The Maddock 2015 Exempt Irrevocable Trust

Bryce Maddock

The Weir 2015 Irrevocable Trust

The Jaspar Weir Family Trust

The Weir 2015 Exempt Irrevocable Trust

Jaspar Weir

(Names of Persons Filing Statement)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

87652V109

(CUSIP Number of Class of Securities)

Claudia Walsh

General Counsel & Corporate Secretary

TaskUs, Inc.

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

(888) 400-8275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Faiza J. Saeed Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Anthony Vernace Michael Chao Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Andrew Elken Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2025 (as amended by Amendment No. 1 filed with the SEC on July 31, 2025 and Amendment No. 2 filed with the SEC on August 8, 2025, and together with the exhibits thereto, the “Schedule 13E-3” or “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) TaskUs, Inc. (“TaskUs” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.01 per share (the “Company Class A Common Stock”), and Class B common stock of the Company, par value $0.01 per share (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Breeze Merger Corporation, a Delaware corporation (the “Merger Corporation”), (iii) (a) BCP FC Aggregator L.P., (b) The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust, The Maddock 2015 Exempt Irrevocable Trust and Bryce Maddock, and (c) The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust, The Weir 2015 Exempt Irrevocable Trust and Jaspar Weir. The Merger Corporation and the Filing Persons described in clause (iii) of the preceding sentence are Filing Persons of the Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.

The Transaction Statement, including as amended by this Final Amendment, relates to the Agreement and Plan of Merger, dated as of May 8, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and between the Company and the Merger Corporation.

Item 15.	Additional Information

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented by adding the following language:

(c) Other Material Information.

On October 9, 2025, the Merger Corporation and the Company entered into a mutual agreement to terminate the Merger Agreement, effective immediately (the “Termination Agreement”). The Termination Agreement provides for the mutual release by each of the Merger Corporation and the Company of all claims relating to or arising out of the Merger Agreement and the transactions contemplated thereby. No termination fee is payable by either party in connection with the Termination Agreement.

Upon the termination of the Merger Agreement, each of the Voting and Support Agreement, dated as of May 8, 2025, by and between the Company and BCP FC Aggregator L.P., the Voting and Support Agreement, dated as of May 8, 2025, by and among the Company, Bryce Maddock, The Maddock 2015 Irrevocable Trust, The Bryce Maddock Family Trust and The Maddock 2015 Exempt Irrevocable Trust and the Voting and Support Agreement, dated as of May 8, 2025, by and among the Company, Jaspar Weir, The Weir 2015 Irrevocable Trust, The Jaspar Weir Family Trust and The Weir 2015 Exempt Irrevocable Trust terminated pursuant to its respective terms.

By filing this Final Amendment, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on July 1, 2025, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on July 31, 2025, and Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on August 8, 2025.

1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TASKUS, INC.

By:	/s/ Balaji Sekar
Name: Balaji Sekar
Title Chief Financial Officer

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREEZE MERGER CORPORATION

By:	/s/ Amit Dalmia
Name:	Amit Dalmia
Title	Authorized Signatory

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCP FC AGGREGATOR L.P.
By: BCP VII/BCP ASIA HOLDINGS MANAGER (CAYMAN) L.L.C., ITS GENERAL PARTNER

By:	/s/ Robert Brooks
Name:	Robert Brooks
Title:	Authorized Signatory

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRYCE MADDOCK

By:	/s/ Bryce Maddock

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MADDOCK 2015 IRREVOCABLE TRUST

By:	/s/ Bryce Maddock
Name:	Bryce Maddock
Title:	Business Trustee

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BRYCE MADDOCK FAMILY TRUST

By:	/s/ Bryce Maddock
Name:	Bryce Maddock
Title:	Trustee

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MADDOCK 2015 EXEMPT IRREVOCABLE TRUST

By:	/s/ Bryce Maddock
Name:	Bryce Maddock
Title:	Business Trustee

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JASPAR WEIR

By:	/s/ Jaspar Weir

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WEIR 2015 IRREVOCABLE TRUST

By:	/s/ Jaspar Weir
Name:	Jaspar Weir
Title:	Business Trustee

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE JASPAR WEIR FAMILY TRUST

By:	/s/ Jaspar Weir
Name:	Jaspar Weir
Title:	Trustee

Date: December 1, 2025

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WEIR 2015 EXEMPT IRREVOCABLE TRUST

By:	/s/ Jaspar Weir
Name:	Jaspar Weir
Title:	Business Trustee

Date: December 1, 2025